Exhibit 99.1

News Release

Hydro One seeks approval to make critical investments in high-voltage transmission system

TORONTO, October 26, 2018 – Hydro One Limited (“Hydro One”) announced today that its wholly-owned subsidiary, Hydro One Networks Inc., has applied to the Ontario Energy Board (“OEB”), for a one-year inflationary adjustment to its transmission rates for 2019 to deliver safe and reliable electricity at the lowest possible cost. That is an increase of 23 cents per month on a typical residential customer’s monthly bill.

“We know every dollar we spend comes at a cost to our customers and the people of Ontario, which is why we are focusing on the most critical investments to keep the system safe, the power on and costs as low as possible,” said Paul Dobson, Acting President and CEO, Hydro One. “Safe, reliable power is essential to a thriving economy. Investment in the high-voltage electricity system will help to build a strong and prosperous Ontario.”

Next year, Hydro One expects to file an application under the OEB’s custom incentive rates framework for 2020-2022 following a thorough review of the transmission investment plan.

Hydro One’s electricity transmission business serves as the link connecting power generators with customers composed of local electric utilities and large-scale industrial customers, including manufacturers and mines. The company is responsible for approximately 98 per cent of Ontario’s high-voltage transmission capacity based on revenue approved by the OEB.

A copy of Hydro One’s application is available at: www.HydroOne.com/TxRateApplication.

About Hydro One:

We are Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, over C$25 billion in assets and 2017 annual revenues of nearly C$6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network through Hydro One Telecom Inc. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H). For more information about everything Hydro One, please visit www.HydroOne.com.

Forward-Looking Statements and Information

This press release and the application to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to: expectations regarding developments in the statutory and operating framework for electricity distribution and transmission in Ontario including changes to codes, licenses, rates, rate orders, cost recovery, rates of return, rate structures and revenue requirements in both our transmission and distribution businesses and the timing of decisions from the OEB; and statements regarding future capital expenditures and our investment plans. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

SOURCE Hydro One Inc.

For further information:

Media: Jay Armitage, Director, Corporate Communications, media.relations@hydroone.com, 416-345-6868

Investors: Omar Javed, Vice President, Investor Relations, investor.relations@hydroone.com, 416-345-5943

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